PRESS RELEASE


03050172


BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER WINS TRANSPORTATION SUPPLY CONTRACT WORTH $7.9 BILLION CDN FOR THE LONDON UNDERGROUND IN U.K.

Montréal, April 7, 2003 – Bombardier Transportation has received contracts from Metronet for the supply of rolling stock, signalling, maintenance and project management for the modernisation of London's Underground system. The value of the contracts is approximately £3.4 billion ($7.9 billion Cdn/5.0 billion Euros) over 15 years.

The turnkey contracts include the project management and the supply of 1,738 metro cars and new signalling systems for the Victoria Line and Sub-Surface Lines, together with the maintenance of the rolling stock. In the early stages of the project, Bombardier will commence re-signalling work, refurbish the existing District Line rolling stock and build two pre-production trains for the Victoria Line. The new metro car fleets will be built in Bombardier's facility in Derby, United Kingdom, between 2008 and 2015.

In addition to the supply contracts, Bombardier Transportation is also one of the five equal shareholders of Metronet Rail BCV Holdings Ltd and Metronet Rail SSL Holdings Ltd, "Metronet", along with Atkins, Balfour Beatty, Seeboard and Thames Water. Together, the shareholders have invested £350 million ($812 million Cdn/ 512 million Euros) of equity in equal shares of £70 million ($162 million Cdn/102 million Euros). Metronet Rail BCV Finance plc and Metronet Rail SSL Finance plc have raised a further £2.6 billion ($6.0 billion Cdn/3.8 billion Euros) on a non-recourse basis to shareholders.

In the first seven-and-a-half years of the 30 year Public Private Partnership (PPP), Metronet will invest over £7 billion ($16.2 billion Cdn/10.3 billion Euros) upgrading, replacing and maintaining the infrastructure of the Infracos BCV (Bakerloo, Victoria, Central and Waterloo & City Lines) and Infraco SSL (the Sub-Surface Lines – Circle, District, Hammersmith & City, Metropolitan and East London). This will lead to massive improvements to London Underground's infrastructure and will bring significant benefits to London's travelling public.

Pierre Lortie, President and Chief Operating Officer of Bombardier Transportation, said "We will be working in partnership with the other Metronet shareholders to bring major improvements to travellers in London and to ensure a massive investment into the London Underground systems. The new trains will be built and maintained in the UK and will bring a secure and long term workload for our Derby site. We have extensive experience in successfully managing and implementing projects of this nature and we look forward to bringing this expertise to bear, for the long-term benefit of the city of London".

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signalling equipment and systems.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn (£9.96 billion) Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

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For information: Lydia Dufresne
Co-ordinator, Communications
+450 441 8130

NOTES TO THE EDITOR:-

- **Metronet** was established in June 1999, initially as a consortium. Its five equal partners are world-class companies – Atkins, Balfour Beatty, Bombardier Transportation, SEEBOARD and Thames Water.

  Metronet is responsible for upgrading, replacing and maintaining two-thirds of the London Underground infrastructure in a 30-year-old Public Private Partnership (PPP) contract. Metronet has unrivalled expertise in project management and planning, railway engineering and asset management and a wide range of other technical disciplines.

About the Consortium Members:

- **Atkins** is one of the world's leading providers of professional, technologically based consultancy and support services. It already undertakes significant consultancy work for London Underground and is the UK's leading railway engineering business with expertise in safety, design, electrification and signalling.

- **Balfour Beatty** is one of the largest engineering, construction and asset management groups in the United Kingdom. It employs 26,000 people and operates across a range of geographical and product service markets but with a strong orientation towards the engineering, financing, construction, maintenance and asset management of infrastructure. It carries out over £600 million per annum of work for railway customers, making it the largest contracting and service business for fixed railway infrastructure in the United Kingdom and one of the largest in the world.

- **Bombardier Transportation** Please refer to the Press Release.

- **Thames Water** is a global specialist in water and wastewater operations and services. Worldwide, it serves a population of about 54 million people, including 13 million customers in London and the Thames Valley. The company is one of the capital's largest and most experienced infrastructure managers, investing £500m in major capital investments and operating a major network of pipes and sewers beneath the city's congested streets. This includes the Thames Water Ring Main, one of the largest Tunnelling projects undertaken in London since the Tube was first built. Thames Water has been leading a multi-agency initiative to tackle rising Groundwater levels in the capital, which has included working with London Underground.

- **SEEBOARD** sells gas and electricity through SEEBOARD Energy to customers throughout the UK. In its traditional heartland of Kent, Sussex and large parts of Surrey, SEEBOARD Power Networks owns, operates and maintains an electricity network of over 45,000km (28,000 miles) of overhead lines and underground cables. The company became a member of LE Group, one of the UK's major energy companies, in July 2002. LE Group is responsible for the electricity distribution networks in London, the South-East and Eastern England and supplies energy to about five million customers nationwide. LE Group employs about 11,000 staff and is a wholly-owned subsidiary of Electricité de France. SEEBOARD Powerlink, owned by SEEBOARD, Balfour Beatty and ABB, has the 30-year contract to operate, maintain, finance and renew London Underground's high-voltage power distribution network.

About Metronet Rail SSL Finance plc and Metronet Rail BCV Finance plc

Metronet Rail SSL Finance plc and Metronet Rail BCV Finance plc are wholly owned subsidiaries of Metronet Rail SSL Holdings Ltd and Metronet Rail BCV Holdings Ltd respectively.

The purpose of these companies is to act as vehicles for the holding of bond finance, management and release of this finance to the operating companies as and when required.

PRESS RELEASE 03 APR -9 AM 7:21


BOMBARDIER

BOMBARDIER

PRICING OF THE OFFERING OF CLASS B SHARES OF BOMBARDIER INC.

Montréal, April 7, 2003 – Bombardier Inc. signed today an underwriting agreement with a syndicate of underwriters, led by CIBC World Markets Inc. and UBS Warburg Inc., for a public offering of 340 million Class B Subordinate Voting Shares at a price of $3.25 per Share.

Bombardier has also granted the underwriters an option, exercisable for a period of 30 days from the date of closing of the offering, to purchase up to 30 million additional Class B Subordinate Voting Shares under the same terms and conditions to cover over-allotments and for market stabilization purposes.

The gross proceeds to Bombardier from the offering of the Class B Subordinate Voting Shares will amount to $1.2 billion if the over-allotment option is exercised in full. The proceeds will be used to supplement Bombardier's working capital and for general corporate purposes. The offering is scheduled to close on or about April 17, 2003, subject to the approval of the regulatory authorities.

A preliminary short-form prospectus in connection with this offering was filed on April 3, 2003 with the Canadian securities regulatory authorities.

The Class B Subordinate Voting Shares being offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, absent registration or an applicable exemption from the registration requirements of such Act.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481